UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Legg Mason Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code): 620 Eighth Avenue,

New York, New York 10018

Telephone Number (including area code): (888) 777-0102

Name and address of agent for service of process: Robert I. Frenkel, Esq., Legg Mason & Co., LLC, 100 First Stamford Place, Stamford, Connecticut 06902

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:    YES  ☐    NO  ☒

Item 1.	Legg Mason Funds Trust

Item 2.	Registrant was organized under the laws of the State of Maryland on October 21, 2015.

Item 3.	Registrant is a statutory trust.

Item 4.	Registrant is a management company.

Item 5.	(a) Registrant is an open-end company.

(b) The initial series of the Registrant will be a non-diversified series.

Item 6.	Legg Mason Partners Fund Advisor, LLC 620 Eighth Avenue New York, New York 10018

ClearBridge Investments, LLC 620 Eighth Avenue New York, New York 10018

Item 7.	Jane E. Trust Legg Mason & Co., LLC 100 International Drive Baltimore, MD 21202	Chairman, Chief Executive Officer & President and Trustee

	Richard F. Sennett Legg Mason & Co. 100 International Drive Baltimore, MD 21202	Principal Financial Officer

	Robert I. Frenkel Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902	Secretary and Chief Legal Officer

	Ted P. Becker Legg Mason & Co. 620 Eighth Avenue 49th Floor New York, NY 10018	Chief Compliance Officer

	Steven Frank Legg Mason & Co. 620 Eighth Avenue 49th Floor New York, NY 10018	Treasurer

Jeanne M. Kelly Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902	Senior Vice President

Thomas S. Mandia Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902	Assistant Secretary

George P. Hoyt Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902	Assistant Secretary

Vanessa A. Williams Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902	Identity Theft Prevention Officer

Robert D. Agdern c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue, 49th Floor New York, NY 10018	Trustee

Carol L. Colman c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue, 49th Floor New York, NY 10018	Trustee

Daniel P. Cronin c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue, 49th Floor New York, NY 10018	Trustee

Paolo M. Cucchi c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue, 49th Floor New York, NY 10018	Trustee

	Leslie H. Gelb c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue, 49th Floor New York, NY 10018	Trustee

	William R. Hutchinson c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue, 49th Floor New York, NY 10018	Trustee

	Eileen A. Kamerick c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue, 49th Floor New York, NY 10018	Trustee

	Dr. Riordan Roett c/o Chairman of the Fund Legg Mason & Co. 620 Eighth Avenue, 49th Floor New York, NY 10018	Trustee

Item 8.	Not applicable.

Item 9.	(a) No.

(b) Not applicable.

(c) Yes.

(d) No.

(e) Not applicable.

Item 10.	Zero.

Item 11.	No.

Item 12.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 22nd day of October 2015.

LEGG MASON FUNDS TRUST

By:	/s/ George P. Hoyt
George P. Hoyt
Assistant Secretary

Attest:	/s/ Richard F. Sennett
Richard F. Sennett
Principal Financial Officer